Exhibit 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on April 21, 2015 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 15,578,746 or 66.18% of the total issued and outstanding shares of the Corporation.

	Description of Matter	Outcome of Vote

1.
Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, John Allport, Bahadur Madhani, Kenneth Keirstead and Dr. Eldon R. Smith, as proposed in the management information circular for the Meeting.

The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed.  This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.
Deloitte LLP were appointed auditors of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditors. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

3.	Resolution to approve all unallocated common shares under the Corporation’s stock option plan.	All unallocated common shares under the Corporation’s stock option plan were approved. This vote was conducted by ballot. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 22nd day of April, 2015.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Domenic Della Penna

Domenic Della Penna Chief Financial Officer

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 21, 2015

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

	For	Withheld
Dr. Isa Odidi	7,110,309	472,912
Dr. Amina Odidi	7,260,625	322,596
John Allport	7,283,093	300,128
Bahadur Madhani	7,355,702	227,519
Kenneth Keirstead	7,411,445	171,776
Dr. Eldon R. Smith	7,404,815	178,406

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the reappointment of Deliotte LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

Proxies Tabulated:

For:	15,386,569
Withheld:	81,607
Total:	15,468,176

Resolution #3:

By way of ballots, the Chairman declared that the shareholders ratified to approve all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in the Management Proxy Circular for the Meeting.

Ballots Tabulated:

For:	*2,294,978
Withheld:	789,942
Total:	*3,084,920
*Excludes votes held by Insiders totaling 6,161,219 common shares

Dated this 21st day of April, 2015.

CST TRUST COMPANY

(signed) Christopher de Lima	(signed) Carol Pineda

Christopher de Lima	Carol Pineda